FDN, Inc. and subsidiaries
  Computations of Per Share Earnings
  Three Months Ended March 31, 2000 and 1999
                                                              EX-11


                                           2000               1999
                                        -------------     ------------
  Basic loss per share:

  Net loss                             $  (1,975,327)     $  (615,264)

  Weighted average shares outstanding     40,634,549       35,504,432

  Basic loss per share                 $       (0.05)     $     (0.02)



  Loss per common share is computed based on net loss divided by the weighted average number of shares outstanding during the respective periods presented. Diluted loss per share is not presented since stock options are anti-dilutive.

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